FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of July 2008
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated July 15, 2008 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: July 15, 2008

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

RESULTS OF THE POSTAL BALLOT

Pursuant to Section 192A of the Companies Act, 1956 read with the Companies (Passing of the Resolution by Postal Ballot) Rules, 2001, the approval of the shareholders was sought by Postal Ballot for:-

1. Increase in Authorised Share Capital and alteration of the Capital Clause in the Memorandum of Association of the Company by way of an Ordinary Resolution;

2. Alteration of the Articles of Association of the Company by way of a Special Resolution;

3. Raising of additional long term resources by way of a Special Resolution;

4. Increase in borrowing limits by way of an Ordinary Resolution; and

5. Creation of Charges by way of an Ordinary Resolution

Ms. Shirin Bharucha, Legal Advisor, was appointed as the Scrutinizer for conducting the postal ballot process in a fair and transparent manner.

The last date for receipt of the postal ballot form duly completed from the shareholders was Wednesday, July 9, 2008.

The Scrutinizer submitted her Report on the Postal Ballot and the following results were announced on July 14, 2008 at the Registered Office of the Company:

Resolution No.1

In favour

No. of Ballot Papers 11665

No. of Votes in favour 279486343

% 97.69

Against

No. of Ballot Papers 209

No. of Votes in favour 6608488

% 2.31

Invalid Votes

No. of Ballot Papers 1230

No. of Invalid Votes 1570830

Total No. of Shares 287665661

Resolution No.2

In favour

No. of Ballot Papers 11140

No. of Votes in favour 279434460

% 97.68

Against

No. of Ballot Papers 307

No. of Votes in favour 6626562

% 2.32

Invalid Votes

No. of Ballot Papers 1657

No. of Invalid Votes 1655534

Total No. of Shares 287716556

Resolution No.3

In favour

No. of Ballot Papers 11197

No. of Votes in favour 278967331

% 97.68

Against

No. of Ballot Papers 249

No. of Votes in favour 6613710

% 2.32

Invalid Votes

No. of Ballot Papers 1658

No. of Invalid Votes 1655732

Total No. of Shares 287236773

Resolution No.4

In favour

No. of Ballot Papers 10959

No. of Votes in favour 280132836

% 97.95

Against

No. of Ballot Papers 449

No. of Votes in favour 5868619

% 2.05

Invalid Votes

No. of Ballot Papers 1696

No. of Invalid Votes 1658673

Total No. of Shares 287660128

Resolution No.5

In favour

No. of Ballot Papers 10891

No. of Votes in favour 280151498

% 97.95

Against

No. of Ballot Papers 462

No. of Votes in favour 5871851

% 2.05

Invalid Votes

No. of Ballot Papers 1751

No. of Invalid Votes 1671523

Total No. of Shares 287694872

Accordingly, all the above Resolutions have been passed by the requisite majority.

About Tata Motors.

Tata Motors is India's largest automobile company, with revenues of US$ 8.8 billion in 2007-08. With over 4 million Tata vehicles plying in India, it is the leader in commercial vehicles and among the top three in passenger vehicles. It is also the world's fourth largest truck manufacturer and the second largest bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia and South America. Through subsidiaries and associate companies, Tata Motors has operations in South Korea, Thailand and Spain. It also has a strategic alliance with Fiat. (www.tatamotors.com )

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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